UNITED STATES
SECURITIES AND EXCHANGE [COMMISSION]
Washington, D.C. 205[49]

04016706

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SEC MAIL PROCESSING SECTION RECEIVED JUN 29 2004 WASH, D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/26/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H&R BLOCK FINANCIAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED JUL 09 2004 THOMSON FINANCIAL

719 GRISWOLD STREET
(No. and Street)

DETROIT (City) MICHIGAN (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN K. COHEN 816-932-4861
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

150 WEST JEFFERSON, SUITE 1200 (Address) DETROIT (City) MICHIGAN (State) 48226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOAN K. COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H&R BLOCK FINANCIAL ADVISORS, INC., as of APRIL 30, ~~19~~2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JEANNINE [illegible]
NOTARY PUBLIC MACOMB CO., MI
MY COMMISSION EXPIRES May 25, 2008
ACTING IN WAYNE COUNTY, MI

Signature

CHIEF ADMINISTRATIVE OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1200
150 West Jefferson
Detroit, MI 48226-4429

Independent Auditors' Report

The Board of Directors
H&R Block Financial Advisors, Inc.:

We have audited the accompanying consolidated statement of financial condition of H&R Block Financial Advisors, Inc. and subsidiary (the Company) as of April 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of H&R Block Financial Advisors, Inc. as of April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 1, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

H&R BLOCK FINANCIAL ADVISORS, INC.

Consolidated Statement of Financial Condition

April 30, 2004

Assets

Cash and cash equivalents	$	97,149,038
Special reserve account for benefit of customers:		
U.S. Government securities purchased under agreements to resell – at contract value		531,559,000
Cash		1,066
Deposits with clearing organizations:		
Cash		4,925,645
U.S. Government and other securities – at market value		1,298,570
Receivables:		
Customers – less reserve for doubtful accounts of $1,103,058		582,975,358
Brokers, dealers, and clearing organizations		42,175,292
Other (including receivables from affiliates of $714,173)		12,139,116
Securities owned – at market value		13,658,519
Property and equipment – at cost, less accumulated depreciation and amortization of $21,656,380		16,397,171
Exchange memberships – at cost (market value of $1,619,400)		712,154
Other assets		9,448,153
Total assets	$	1,312,439,082

Liabilities and Stockholder's Equity

Securities sold, not yet purchased – at market value	$	943,121
Payables:		
Customers		969,078,657
Drafts payable		33,423,787
Brokers, dealers, and clearing organizations		98,293,917
Accounts payable and accrued expenses (including payables to affiliates of $12,597,452)		58,660,561
		1,160,400,043
Commitments and contingencies (note 8)		
Stockholder's equity:		
Common stock (no par value. Authorized 10,000,000 shares; issued and outstanding 3,656,000 shares)		36,560
Additional paid-in capital		46,411,310
Retained earnings		105,591,169
Total stockholder's equity		152,039,039
Total liabilities and stockholder's equity	$	1,312,439,082

See accompanying notes to consolidated statement of financial condition.

07/02/2004 12:22 313-628-1414 REGISTRATION PAGE 06/11

(1) Business

H&R Block Financial Advisors, Inc. (the Company) is a registered securities broker-dealer and is an indirectly wholly owned subsidiary of H&R Block, Inc. The Company engages in a securities brokerage business primarily for retail customers throughout the United States. It is also a dealer in corporate and municipal bonds and U.S. Government and U.S. Government agency securities. The Company is a member of the New York Stock Exchange, Inc. (NYSE) and other principal securities exchanges. The Company is a Registered Investment Advisor (RIA) with the Securities and Exchange Commission (SEC).

Other products and services provided to customers include: money market funds, with sweep provisions for settlement of customer transactions; fixed income products; mutual funds; margin accounts; checking privileges; option accounts; account access/review via the Internet; dividend reinvestment; on-line trading; fee-based accounts; accounts with cash management features; professionally managed accounts (PMA); individual retirement accounts; and investment research.

The consolidated financial statements include the Company's wholly owned inactive subsidiary, OLDE Discount of Canada.

Beginning in fiscal year 2004, in order to coincide with the fiscal year-end of its ultimate parent, H&R Block, Inc., the Company changed its fiscal year-end from the last Friday in April to April 30.

(2) Significant Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

All intercompany balances and transactions have been eliminated in consolidation.

Proprietary transactions are reflected on the consolidated statement of financial condition on a trade-date basis. Customer transactions are recorded on the consolidated statement of financial condition on a settlement-date basis, while the related commissions, floor brokerage, clearance fees, and other expenses are recognized in the consolidated statement of operations on a trade-date basis.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business. The Company is required, in the event of the nondelivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses not previously reflected in the consolidated statement of operations.

Securities owned and securities sold, not yet purchased, are carried at market value. Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities. The Company will be obligated to acquire the necessary securities at prevailing market prices in the future to satisfy this obligation.

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financings and are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale

07/02/2004 12:22 313-628-1414 REGISTRATION PAGE 07/11

agreements. The market values of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contracts.

Depreciation of equipment and amortization of software are recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the expected useful life of the lease or eight years, whichever is shorter.

The Company is included in the federal consolidated income tax return and certain combined/unitary state income tax returns filed on a calendar basis for H&R Block, Inc. and subsidiaries. In states where combined/unitary returns are not filed, the Company directly files its own income tax returns.

Nonsegregated highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. At April 30, 2004, the Company had $83,674,744 in money market fund investments, which are included in cash and cash equivalents on the consolidated statement of financial condition.

(3) Special Reserve Account for Benefit of Customers

U.S. Government securities purchased under agreements to resell and cash have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at quoted market values at April 30, 2004 are as follows:

	Securities owned	Securities sold, not yet purchased
U.S. Government and agency securities	$ 1,445,055	—
Municipal securities	9,497,567	119,717
Various fixed income securities (including preferred stock)	2,122,820	668,401
Equity securities	593,077	155,003
Total	$ 13,658,519	943,121

(5) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the consolidated statement of financial condition.

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances and are generally collected within 30 days. As of April 30, 2004, the Company had pledged customer-owned securities totaling $46.3 million with a clearing organization to satisfy margin deposit requirements of $38.5 million.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

At April 30, 2004, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:		
Securities failed to deliver	$	8,128,472
Deposits for securities borrowed		34,046,820
	$	42,175,292
Payables:		
Securities failed to receive	$	7,253,509
Deposits for securities loaned		88,517,521
Clearing organizations		2,522,887
	$	98,293,917

(7) Stock Borrow and Loan Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. Securities loaned represent securities owned by customers which were purchased on margin and have been loaned to other broker-dealers. When loaning securities, the Company receives cash collateral approximately equal to the value of the securities loaned. The amount of cash collateral is adjusted as required for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuate as short-term interest rates change.

(8) Lines and Letters of Credit, Commitments, and Contingencies

The Company has a $300 million line of credit from Block Financial Corporation, a subsidiary of H&R Block, Inc. There were no borrowings under this line of credit during the year or at April 30, 2004. There were no compensating balance requirements related to this line of credit during the year.

As of April 30, 2004, the Company had letters of credit with a financial institution with a credit limit of $125 million. There were no borrowings on these letters of credit during the year and no outstanding balances on them at April 30, 2004.

The Company leases office facilities over varying periods extending to 2012. As of April 30, 2004, the Company's approximate minimum annual rental commitments under noncancelable operating leases are as follows:

Fiscal year ended:		
2005	$	15,859,516
2006		13,604,652
2007		11,346,010
2008		8,613,824
2009		6,188,021
Thereafter		2,193,403
	$	57,805,426

Certain of the office leases contain renewal options ranging from one to five years. The office leases generally provide for rent escalation from increased assessments for real estate taxes and other charges.

The Company is a defendant and respondent in a number of civil actions, arbitrations, regulatory inquiries and class actions arising out of its business as a broker-dealer. The Company believes it has meritorious defenses against these claims and intends to assert them vigorously. The amounts asserted in these claims are substantial in some instances, and the ultimate liability with respect to such litigation is difficult to predict. While management cannot provide assurance the Company will ultimately prevail in each instance, management believes that amounts, if any, required to be paid by the Company in the discharge of liabilities or settlements will not have a material adverse affect on the Company's results of operations or financial position. In accordance with appropriate accounting standards, the Company has accrued for certain matters.

As with other broker-dealers that distribute mutual fund shares, the Company is the subject of an investigation by the National Association of Securities Dealers, Inc. (the NASD) into activities characterized as "market timing" and "late trading" of mutual fund shares by the Company. The NASD staff has notified the Company that on the basis of its investigation it has preliminarily determined to recommend a disciplinary action against the Company for violating various federal securities laws and NASD rules in connection with market timing activities that took place primarily in one of the Company's offices. The NASD has requested a written statement concerning the Company's position on the staff's preliminary determination. The Company is cooperating with the NASD and is conducting its own internal investigation. There can be no assurances as to the outcome and resolution of this matter at this time.

(9) Net Capital Requirements

The Company is required to maintain minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 and has elected to comply with the alternative minimum net capital requirement, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or 120% of the minimum net capital required. At April 30, 2004, the Company had net capital of $115,511,918, which was 17.55% of aggregate debit items, and exceeded its minimum required net capital of $13,165,102 by $102,346,816.

(10) Income Taxes

In accordance with the intercompany tax-sharing agreement, the Company calculates its tax benefit on a separate-company basis, except that the total amount of taxes payable or receivable (both current and deferred) is settled on a current basis.

(11) Related Party Transactions

Except as discussed in other footnotes to this consolidated statement of financial condition, summarized below are relevant related party transactions.

Directors and officers of the Company and their associates and various affiliated companies maintain cash accounts and margin accounts with the Company and execute securities transactions through the Company in the ordinary course of business.

Certain future rental commitments (see note 8) represent amounts payable to other affiliates under various operating leases covering branch offices and equipment. The Company is obligated to pay utilities, real estate taxes, and other occupancy expenses under these leases.

The Company pays a royalty of 2% of gross revenues for the use of the H&R Block name.

H&R Block Financial Corporation, the Company's direct parent, contributed $46 million of additional capital during the fiscal year ending April 30, 2004.

At April 30, 2004, the Company had a net payable to H&R Block, Inc. of $8,327,496, a net payable to Block Financial Corporation of $3,784,475, and a net receivable from other affiliates of $228,693. All of these balances were for general corporate expenses.

(12) Estimated Fair Values of Financial Instruments

The fair value of all financial instruments, other than securities, reflected on the consolidated statement of financial condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations, and customers, and securities purchased under agreements to resell), approximates the recorded value due to the short-term nature of the financial instruments.

(13) Employee Benefit Plans

Employees 21 years of age and older are eligible to participate in H&R Block's Retirement and Savings Plan (the Plan) on a voluntary basis. Contributions made by the Company vest immediately. The Company matches the employees' contributions up to 5% of compensation.

The Company has established a deferred compensation plan for the benefit of certain management or highly compensated employees. Income deferred by plan participants is not matched by the Company. The Company, in its sole discretion, may make Company contributions to any participant's account. Company contributions vest 4 years from the date credited to the account.

(14) Subsequent Event

On May 27, 2004, H&R Block Financial Corporation, the direct parent, contributed $4 million of additional capital to the Company.

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